UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of July 2013

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:	☐	No:	☒
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: July 23, 2013

Sierra Wireless powers LTE connectivity for Toshiba's new Detachable Ultrabook™
AirPrime® EM7305 wireless module to provide 4G LTE wireless connectivity integrated into Toshiba's Portégé Z10t Ultrabook, recently launched on the Telstra network in Australia
Vancouver, Canada - July 23, 2013 - Sierra Wireless (NASDAQ: SWIR) (TSX: SW) today announced its AirPrime® EM7305 embedded wireless module has been selected and integrated into the Toshiba Portégé Z10t - a high-performance, Windows 8, compact Ultrabook that is equipped with a removable “tablet screen” for the utmost convenience in portable computing. The Toshiba Portégé Z10t with AirPrime EM7305 launched in June on the Telstra network in Australia.
The ultra-thin form factor of the AirPrime EM7305 module is ideally suited for compact devices, and the module is capable of delivering up to 100 Mbps download speeds and 50 Mbps upload speeds over LTE networks. Optimized for low power consumption to extend battery life during wireless operation, the AirPrime EM73xx series of modules from Sierra Wireless offers multi-operator LTE support with sets of frequency bands for specific regions - one for North America, one for EMEA and Australia, and one for Japan - and is compatible with 2G and 3G network technologies for use in areas where LTE is not yet available. The EM73xx series is part of the second generation of LTE embedded wireless modules from Sierra Wireless. The company first launched LTE modules in 2011 and has shipped over 2 million LTE devices to date.
“The Toshiba Portégé Z10t is exciting because it is a unique device that merges the best of tablets and notebooks to offer true flexibility and allows people to carry only one device,” said Rob Wilkinson, General Manager for Toshiba Information Systems Australia. “The integration of 4G LTE connectivity with the AirPrime module from Sierra Wireless increases its appeal, making it even more versatile and useful for both business and personal needs.”
The AirPrime EM7305 is built to the PCI Express M.2 module standard and also includes enhanced location capabilities, while providing support for Windows 8, Windows 7 and Linux.
“When we set out to offer the thinnest and most capable Windows 8 compatible wireless modules for tablets and ultra-portable notebooks, it was with devices like the Toshiba Portégé Z10t tablet in mind,” said Dan Schieler, Senior Vice President, Worldwide Sales for Sierra Wireless. “It's very rewarding to see this module integrated in a Toshiba device that delivers such flexibility and innovation for customers.”
Visit the Sierra Wireless website for more information about the Sierra Wireless AirPrime EM7305 embedded wireless module. To contact the Sierra Wireless Sales Desk, call +1 (604) 232-1488 or visit http://www.sierrawireless.com/sales.
Note to editors:
To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry's most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 850 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.
“AirPrime” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.
Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contact:

Sharlene Myers
Sierra Wireless
Phone: +1 (604) 232 1445
smyers@sierrawireless.com